Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF RESTATED ARTICLES OF INCORPORATION OF

SONIC SOLUTIONS

Robert J. Doris and Mary Sauer certify that:

1.    They are the President and the Secretary, respectively, of Sonic Solutions, a California corporation (the “Company”).

2.    Article V, Paragraph 1. of the Restated Articles of Incorporation of the Company is amended to read as follows:

“1.    Authorization of Shares.    This Corporation is authorized to issue two classes of shares, designated “Common Stock” and “Preferred Stock,” respectively, both of which shall have no par value. The number of shares of Common Stock authorized to be issued is 100,000,000 shares. The number of shares of Preferred Stock authorized to be issued is 10,000,000 shares, 165,448 of which are designated as “Series A Preferred Stock” and 744,516 of which are designated as “Series B Preferred Stock.”

3.    The foregoing amendment of Restated Articles of Incorporation has been duly approved by the board of directors.

4.    The foregoing amendment of the Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations Code. As of the record date, July 14, 2003, there were 19,671,931 outstanding shares of Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50 percent of the outstanding shares of the Common Stock. As of the record date, there were no shares of Preferred Stock outstanding.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed at Novato, California on September 29, 2003.

/s/ ROBERT J. DORIS

Robert J. Doris, President

/s/ MARY SAUER

Mary Sauer, Secretary